UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number 001-34873

ChinaCache International Holdings Ltd.

(Translation of registrant’s name into English)

Section A, Building 3, Dian Tong Creative Square

No. 7 Jiuxianqiao North Road, Chaoyang District

Beijing, 100015, China

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 8, 2019, Grant Thornton China (“GT”), the China member firm of Grant Thornton International, Ltd., resigned as ChinaCache International Holdings Ltd. (the “Company”)’s independent registered public accounting firm. Since the commencement of GT’s engagement in December 2018 through April 4, 2019, there were no disagreements with GT on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to GT’s satisfaction would have caused GT to make reference to the subject matter of the disagreement(s) in connection with its audit report. GT has not issued any report on the consolidated financial statements of the Company for any prior fiscal year.

On April 10, 2019, the Company engaged Michael T. Studer CPA P.C. to be the Company’s independent registered public accounting firm. The change of the Company’s independent registered public accounting firm was approved by the Company’s Audit Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2019	ChinaCache International Holdings Ltd.

	By:	/s/ Tong Tian
Tong Tian
Finance Vice President